UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PHH CORPORATION
(Name of Issuer)

          Common Stock, $0.01 par value per share
(Title of Class of Securities)

693320202
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. 693320202	Page 2 of 9 Pages

1.	Names of Reporting Persons. GLENVIEW CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person: OO

CUSIP No. 693320202 Page 3 of 9 Pages

1.	Names of Reporting Persons. LAWRENCE M. ROBBINS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person: IN, HC

Page 4 of 9 Pages

Item 1(a).               Name of Issuer

PHH Corporation (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices

3000 Leadenhall Road, Mt. Laurel, NJ 08054

Item 2(a).               Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Glenview Capital Management, LLC (“Glenview Capital Management”);

ii) Lawrence M. Robbins (“Mr. Robbins”).

This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company (“GCM Little Arbor Master Fund”), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership (“GCM Little Arbor Institutional Partners”), GCM Little Arbor Partners, L.P., a Delaware limited partnership (“GCM Little Arbor Partners”), GCM Opportunity Fund, L.P., a Delaware limited partnership (“GCM Opportunity Fund”), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”) and Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”).

Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, GCM Little Arbor Partners, GCM Opportunity Fund, Glenview Capital Opportunity Fund and Glenview Offshore Opportunity Master Fund.  Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

Page 5 of 9 Pages

Item 2(b).               Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).               Citizenship

i)  Glenview Capital Management is a Delaware limited liability company;

ii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).               CUSIP Number

693320202

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                                Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.                    Ownership:

Item 4(a)                 Amount Beneficially Owned:

As of December 31, 2010, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 0 Shares.

Item 4(b)                Percent of Class:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of 0% of Shares outstanding.  (There were 55,529,178 Shares outstanding as of October 21, 2010, according to the Issuer's quarterly report on Form 10-Q, filed November 3, 2010.)

Page 6 of 9 Pages

Item 4(c)                 Number of Shares as to which such person has:

Glenview Capital Management and Mr. Robbins:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.                    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.                    Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.                  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By: /s/ Mark J. Horowitz
Mark J. Horowitz,
Chief Operating Officer and
General Counsel of
Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By: /s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for
Lawrence M. Robbins, individually and
as Chief Operating Officer and
General Counsel of
Glenview Capital Management, LLC

February 14, 2011

Page 8 of 9 Pages
EXHIBIT INDEX

Ex.	Page No.

A	Power of Attorney	9

Page 9 of 9 Pages

EXHIBIT A

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Lawrence M. Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of February, 2009.

/s/ Lawrence M. Robbins
Lawrence M. Robbins